Filed Pursuant to Rule 424(b)(3) and (c)
Registration No. 333-163788
PROSPECTUS SUPPLEMENT NO. 6
DATED MAY 21, 2010
TO
PROSPECTUS DATED JANUARY 15, 2010
FINISAR CORPORATION
$100,000,000
of
5.0% Convertible Senior Notes
due October 15, 2029
and
Shares of Common Stock
Issuable Upon Conversion of the Notes

     This prospectus supplements the prospectus dated January 15, 2010 of Finisar Corporation relating to the public offering and sale by the selling securityholders described below. This prospectus supplement contains information on ownership of principal amount of notes beneficially owned and offered and shares of our common stock issuable upon conversion of the notes. This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.
     SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE NOTES OR OUR COMMON STOCK.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
     The table and related footnotes on pages 55-58 of the prospectus setting forth information concerning the selling securityholders are amended and updated by the addition of the following information:

	Principal Amount of Notes		Number of Shares of Common Stock
Beneficially
	Owned and	Percentage of			Owned After
	Offered	Notes	Beneficially	Offered	Completion of
Selling Securityholder (1)	Hereby (1)	Outstanding	Owned(1)(2)	Hereby	the Offering (3)
CSS, LLC(4)	1,000,000	1.00	93,676	93,676	0

*	Less than 1%

(1)	Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling holders provided to us in the information regarding their notes.

(2)	Assumes a conversion rate of 93.6768 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $10.68 per share of common stock) and a cash payment in lieu of any fractional share interest. However, this conversion price will be subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. This prospectus shall also cover any additional shares of our common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

(3)	Assumes the sale of all notes and shares of common stock issuable upon conversion thereof offered pursuant to this prospectus.

(4)	This selling securityholder is a non-public entity. Nicholas D. Schoewe and Clayton A. Struve share voting and dispositive power over the securities that this selling securityholder beneficially owns. This selling securityholder is a registered broker-dealer who acquired the securities for investment purposes only, in the normal course of business.
The date of this prospectus supplement is May 21, 2010.